UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No.  )*


                 The Salomon Brothers Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $1.00 per share
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            795477108
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment L L C
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          July 12, 2005
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 795477108

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT L L C

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         INCORPORATED IN DELAWARE



NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   2,739,281 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                2,739,281 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 2,739,281 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14      TYPE OF REPORTING PERSON*
        OO













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    2,739,282 (1)
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 2,739,282 (1)
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 2,739,282 (1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.8%

14     TYPE OF REPORTING PERSON*
        IN


(1) Includes one share of Common Stock held by Arthur D. Lipson IRA.











1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     1,727,600
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  1,727,600
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,727,600

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7%

14      TYPE OF REPORTING PERSON*
         PN















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS L L C

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     576,823
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  576,823
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 576,823

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%

14     TYPE OF REPORTING PERSON*
        OO














1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     434,858
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  434,858
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 434,858

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO



















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     1,626,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  1,626,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,626,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

14     TYPE OF REPORTING PERSON*
        OO















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       1,317,729
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    1,317,729
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   1,317,729

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%

14     TYPE OF REPORTING PERSON*
        OO
















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       INCORPORATED IN DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     1,626,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  1,626,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,626,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

14     TYPE OF REPORTING PERSON*
        OO

















1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    2,944,429
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 2,944,429
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 2,944,429

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN












1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,317,729
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,317,729
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,317,729

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%

14     TYPE OF REPORTING PERSON*
        CO














1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,626,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,626,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,626,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

14     TYPE OF REPORTING PERSON*
        IN













1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    2,944,429
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 2,944,429
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 2,944,429

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.0%

14     TYPE OF REPORTING PERSON*
        IN













ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $1.00 (the "Shares"), of The Salomon Brothers Fund, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 300 First Stamford Place, 4th Floor, Stamford, Connecticut 06902.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners LP, a Delaware limited partnership
("WIHP"), Western Investment Activism Partners LLC ("WIAP"), a
Delaware limited liability company, Western Investment Total Return Master Fund Ltd., a corporation organized and existing under the laws of the Cayman Islands ("WITR"), Benchmark Plus Institutional Partners,L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"),Paradigm Partners, N.W., Inc. (PPNW), a Washington corporation, Scott Franzblau, Robert Ferguson and Michael Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP, and between WILLC and BPP. Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP, WIAP, and WITR disclaim beneficial ownership oF the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson and
Mr. Dunmire and the existence of a group for Section 13(d) purposes.
Each of BPIP, BPM and Mr. Franzblau disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of BPP and PPNW disclaim beneficial ownership of the Shares held by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of Mr. Ferguson and Mr. Dunmire disclaim beneficial ownership of the Shares held by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW.
Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's, WIAP's, and WITR's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau, Ferguson and Dunmire in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as officers of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP, WIAP, nor WITR has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire. Neither BPIP, BPM, nor Mr. Franzblau, has voting or dispositive control over the Shares held by the other Reporting Persons. Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by WILLC, WIAP, WIHP, WITR or Mr. Lipson.


(b) The principal business address of WILLC, Mr. Lipson, WIHP, WIAP, and WITR is 2855 East Cottonwood Parkway, Suite 110; Salt Lake City, UT 84121.

The principal business address of BPIP, BPM and Mr. Franzblau is 820 A Street, Suite 700, Tacoma, WA 98402.

The principal business address of BPP, PPNW, Mr. Dunmire, and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP, WIAP, and WITR. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIAP, and WITR is the business of acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is the business of acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is the business of acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson and Michael Dunmire is acting as managing members of BPM and officers of PPNW.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate purchase price of the 2,739,281 Shares beneficially owned by WILLC is approximately $35,104,085. The
Shares beneficially owned by WILLC were acquired with the working capital of each of WIHP, WIAP, and WITR. The aggregate purchase price of the 1,626,700 Shares beneficially owned by BPM is approximately $20,848,938. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 1,317,729 Shares beneficially owned by PPNW is approximately $16,770,632. The Shares beneficially owned by PPNW were acquired with the working capital of BPP.



ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares of the Issuer have been trading. The Reporting Persons believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced. The Reporting Persons may engage in discussions with management and the Board of the Issuer and other shareholders about possible solutions to this problem. The Reporting Persons reserve the right to take any other action they deem appropriate related to this issue.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuers financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 99,194,650 Shares outstanding as of February 28, 2005, as reported in the Issuer's Form DEF 14A filed with the Securities and Exchange Commission on March 15, 2005. An affiliate of WILLC, Western Investment Institutional Partners LLC (WIIP), acquired shares of SBF prior to 7/06/2005, and on 7/06/2005 and 7/08/2005, sold all shares to WIHP and WITR, as noted in Schedule A.

As of the close of business on July 22, 2005, WIHP, WIAP, WITR, BPIP, and BPP beneficially owned 1,727,600, 576,823, 434,858, 1,626,700, and 1,317,729 Shares, respectively, representing 1.7%, 0.6%, 0.4%, 1.6%, and 1.3%, respectively, of the Shares outstanding. WILLC beneficially owned 2,739,281 Shares, constituting approximately 2.8% of the Shares outstanding. Mr. Lipson beneficially owned 2,739,282 Shares, constituting approximately 2.8% of the Shares outstanding.

As the general partner or managing member, as the case may be, of WIHP, WIAP, and WITR, WILLC may be deemed to beneficially own the 2,739,281 Shares beneficially owned in the aggregate by WIHP, WIAP, and WITR.
As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 2,739,281 Shares beneficially owned by WILLC. As the managing member of BPIP, BPM may be deemed to beneficially own the 1,626,700 Shares beneficially owned by BPIP. As the managing members of BPM, Messrs. Franzblau, Ferguson and Dunmire may be deemed to beneficially own the 1,626,700 Shares owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially own the 1,317,729 Shares beneficially owned by BPP. As the officers of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 1,317,729 Shares beneficially owned by PPNW.

(b) Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP, and WITR by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP, WIAP nor WITR has voting or dispositive control over the Shares held by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire.

Each of BPM, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPM nor Mr. Franzblau has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPP and PPNW.

Each of PPNW, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPP by virtue of their respective positions as described in paragraph (a). Neither BPP nor PPNW has voting or dispositive control over the Shares held by the other Reporting Persons. Neither Mr. Ferguson nor Mr. Dunmire has voting or dispositive control over the Shares held by the other Reporting Persons, with the exception of BPIP and BPM.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock during the past sixty days. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 22, 2005, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


1.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP,
Western Investment Activism Partners LLC, Western Investment Total Return Master Fund Ltd., Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated July 22, 2005.










                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 22, 2005
                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND, LTD.
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       By: /s/ Arthur D.Lipson
                           ___________________
                            ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal




                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE













                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
 WIHP       Buy                25,500      5/26/2005     $12.7445
            Buy                10,000      5/27/2005     $12.7520
            Buy                10,000      6/01/2005     $12.7997
            Buy                 1,000      6/03/2005     $12.8574
            Buy                 2,000      6/16/2005     $12.9385
            Buy                 4,900      6/30/2005     $13.0771
            Buy                21,700      6/30/2005     $13.0876
            Buy*              126,500      7/06/2005     $13.0709
            Buy                10,900      7/06/2005     $13.0995
            Buy*              126,500      7/06/2005     $13.0709
            Buy               114,500      7/05/2005     $13.1939
            Buy                 5,600      7/08/2005     $13.1317
            Buy                42,000      7/14/2005     $13.5001
            Sell                5,000      7/14/2005     $13.5000
            Buy               262,200      7/15/2005     $13.5780
            Buy                 8,700      7/15/2005     $13.4806
            Sell                3,800      7/18/2005     $13.5224
            Buy                61,900      7/20/2005     $13.7050
            Buy                 8,400      7/20/2005     $13.6206
            Buy                20,700      7/21/2005     $13.6800


 WIAP       Buy               18,700       7/01/2005     $13.0495
            Buy                2,023       7/01/2005     $13.0585
            Buy               91,000       7/15/2005     $13.5781


 WITR       Buy                  300       6/28/2005     $13.0518
            Buy                7,400       6/28/2005     $12.9879
            Buy                3,800       6/29/2005     $13.0700
            Buy               60,800       6/29/2005     $13.0691
            Buy*             121,558       7/08/2005     $13.2009
            Buy               72,000       7/11/2005     $13.2988
            Buy                2,000       7/11/2005     $13.3335
            Buy              113,800       7/15/2005     $13.5781


 WIIP       Sell*            126,500       7/06/2005     $13.0709
            Sell*            126,500       7/06/2005     $13.0709
            Sell*            121,558       7/08/2005     $13.2009


 BPP        Buy               10,100       5/27/2005     $12.7520
            Buy                6,900       5/31/2005     $12.7312
            Buy               51,800       6/01/2005     $12.7997
            Buy                1,000       6/02/2005     $12.8128
            Buy                2,800       6/03/2005     $12.8574
            Buy                  700       6/07/2005     $12.9015
            Buy                  700       6/09/2005     $12.8379
            Buy                2,500       6/10/2005     $12.8190
            Buy                5,900       6/13/2005     $12.8667
            Buy                7,600       6/14/2005     $12.8711
            Buy                4,200       6/15/2005     $12.8729
            Buy               11,600       6/16/2005     $12.9334
            Buy               17,900       6/17/2005     $13.0012
            Buy                1,100       6/20/2005     $12.9804
            Buy                1,900       6/21/2005     $12.9771
            Buy               10,700       6/22/2005     $13.0198
            Buy                6,100       6/24/2005     $12.9483
            Buy               25,300       6/27/2005     $12.9398
            Buy                7,400       6/28/2005     $12.9879
            Buy               46,900       7/05/2005     $13.1234
            Buy                4,800       7/12/2005     $13.3493
            Buy                  600       7/13/2005     $13.3541
            Buy                1,700       7/15/2005     $13.4471
            Buy                2,100       7/18/2005     $13.4889
            Buy                2,500       7/19/2005     $13.5589
            Buy               11,500       7/20/2005     $13.6709
            Buy                4,700       7/21/2005     $13.6659


 BPIP       Buy                6,900       5/31/2005     $12.7312
            Buy               51,900       6/01/2005     $12.7997
            Buy                5,400       6/02/2005     $12.8128
            Buy                2,800       6/03/2005     $12.8574
            Buy                  100       6/06/2005     $12.8100
            Buy                4,000       6/07/2005     $12.9015
            Buy                  800       6/08/2005     $12.8450
            Buy                4,100       6/09/2005     $12.8379
            Buy               14,300       6/10/2005     $12.8190
            Buy               33,500       6/13/2005     $12.8667
            Buy               41,000       6/14/2005     $12.8711
            Buy               23,600       6/15/2005     $12.8729
            Buy               46,500       6/16/2005     $12.9334
            Buy               71,600       6/17/2005     $13.0012
            Buy                4,600       6/20/2005     $12.9804
            Buy                7,600       6/21/2005     $12.9771
            Buy               43,600       6/22/2005     $13.0198
            Buy                1,200       6/23/2005     $12.9800
            Buy               25,300       6/24/2005     $12.9483
            Buy              101,300       6/27/2005     $12.9398
            Buy               22,000       6/28/2005     $12.9879
            Buy              187,600       7/05/2005     $13.1234
            Buy               19,300       7/12/2005     $13.3493
            Buy                2,600       7/13/2005     $13.3541
            Buy                6,800       7/15/2005     $13.4471
            Buy                8,600       7/18/2005     $13.4889
            Buy               10,200       7/19/2005     $13.5589
            Buy               46,300       7/20/2005     $13.6709
            Buy               18,700       7/21/2005     $13.6659

            * The two 126,500 share transactions on 7/06/2005 and
              the 121,558 share transaction on 7/08/2005 were cross trades between affiliates.

 WILLC            NONE

 BPM              NONE

 PPNW             NONE

 Mr. Lipson       NONE

 Mr. Franzblau    NONE

 Mr. Dunmire      NONE

 Mr. Ferguson     NONE

















                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 22, 2005(including further amendments thereto) with respect to the Common Stock of The Salomon Brothers Fund Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      July 22, 2005

                       WESTERN INVESTMENT L L C

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment L L C,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD.
                       By: Western Investment L L C,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member




                       By: /s/ Arthur D. Lipson
                           ____________________
                             ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member


                       By: /s/ Robert Ferguson, Managing Member


                       By: /s/ Michael Dunmire, Managing Member



                       By: /s/ Scott Franzblau
                           ___________________
                             SCOTT FRANZBLAU

                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE




                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal



                       PARADIGM PARTNERS, N.W. INC.

                       By: /s/ Robert Ferguson, Principal


                       By: /s/ Michael Dunmire, Principal




                       By: /s/ Robert Ferguson
                           ___________________
                             ROBERT FERGUSON

                       By: /s/ Michael Dunmire
                           ___________________
                             MICHAEL DUNMIRE